

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 22, 2016

<u>Via E-mail</u>
Richard H. Moore
Chief Executive Officer
First Bancorp
300 SW Broad Street
Southern Pines, NC 28387

> **Re:** **First Bancorp**
> **Registration Statement on Form S-4**
> **Filed August 29, 2016**
> **File No. 333-213370**

Dear Mr. Moore:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>The Merger Agreement, page 44</u>

1.   In the penultimate paragraph on page 45 you state that the representations and warranties in the merger agreement are "solely for the benefit of First Bancorp and CLBH." Please revise your disclosure to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws. For guidance, please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Securities Exchange Act Release No. 51283 (March 1, 2005).

Richard H. Moore
First Bancorp
September 22, 2016
Page 2

<u>Material U.S. Federal Income Tax Consequences and Opinion of Tax Counsel, page 65</u>

2.   Please revise the fourth paragraph on page 66 to delete the language stating that the merger "is intended" to constitute a reorganization within the meaning of Section 368(a) of the Code, and instead provide a firm conclusion regarding the material federal tax consequences to investors. Also please delete the related assumption from the next two paragraphs.

<u>Exhibit 8.1</u>

3.   To the extent counsel intends to provide a long form opinion, please have counsel revise its opinion to address the material tax consequences of the merger transaction. Otherwise, if the opinion is intended to be provided in short form, then please have counsel revise the penultimate paragraph on page 2 of its opinion to state that the disclosure of the material tax consequences of the merger transaction in the prospectus is counsel's opinion. Please make conforming revisions to the prospectus disclosure as necessary. For guidance, please refer to Section III.B.2 of Staff Legal Bulletin No. 19, which is available on our website.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Richard H. Moore
First Bancorp
September 22, 2016
Page 3

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Elizabeth Bostian, Esq.
       Neil E. Grayson, Esq.